Enterra Energy Trust Notice of First Quarter 2010 Results, Annual General and Special Meeting, Conference Call and Webcast Details

Calgary, Alberta (CNW - May 11, 2010), Enterra Energy Trust (“Enterra” or the “Trust”) will be announcing first quarter 2010 financial and operating results on Thursday, May 13, 2010 prior to market opening.  A conference call and live audio webcast to discuss these results has been scheduled for Tuesday, May 18, 2010 at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time).

To access the call on May 18, 2010, please dial 1-888-231-8191 or 647-427-7450 in Toronto.  The audio webcast will be available on the homepage of Enterra’s website at www.enterraenergy.com.  A replay of the conference call will be available until 11:59 p.m. Mountain Time, May 25, 2010. The replay may be accessed on Enterra’s website in the Investor Relations section, or by dialing 1-800-642-1687 or 1-416-849-0833, followed by passcode 7323684#.

Enterra Energy Trust’s Annual General and Special meeting of unitholders will be held Wednesday, May 12, 2010 at 10:00 am in the Strand/Tivoli Room of the Metropolitan Centre, 333 4th Avenue SW, Calgary, Alberta.  Enterra’s unitholders, prospective investors and other interested parties are cordially invited to attend.

About Enterra Energy Trust
Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols (ENT.UN, ENT.DB, ENT.DB.A) and Enterra’s trust units are listed on the New York Stock Exchange under the symbol (ENT).  The Trust’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 55 percent crude oil and natural gas liquids and 45 percent natural gas.  Enterra has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.

For further information please contact:

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or 1-877-263-0262
Webmail: info@enterraenergy.com

www.enterraenergy.com